Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2012	2011	2010
Basic - assumes no dilution:	As Adjusted As Adjusted

Net income for the period	$103,866	$70,506	$80,131

Weighted average number of common shares outstanding during the period	39,514	39,866	39,350

Net income per share - basic	$2.63	$1.77	$2.04

Diluted - assumes full dilution:

Net income for the period	$103,866	$70,506	$80,131

Weighted average number of common shares outstanding during the period	39,514	39,866	39,350
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	222	206	255
Common stock units related to deferred compensation for Directors	112	114	107
Common stock units related to deferred compensation for Employees	116	115	195
Restricted common stock units related to incentive compensation	1,424	1,136	1,106

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,388	41,437	41,013

Net income per share – diluted	$2.51	$1.70	$1.95

Percentage of dilution compared to basic net income per share	4.6%	4.0%	4.4%